Credit Suisse Conference



Leopoldo Saboya
CFO and IR Director

Edina Biava
IR Manager

January, 2009

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

01



Domestic Market

Sales Index

The more credit sensitive segments are already experiencing the effects of tightness in world liquidity.



2003=100
240
220
200
180
160
140
120
100
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Furniture and home appliances
Vehicles and motor cycles
Hypermarkets and supermarkets
Oct/08: + 0.35%
Fabrics for apparel and footwear

Industrial Production- Brazil (Nov 08)

	Nov 08 / Oct 08 * (%)	Nov 08 / Nov 07 (%)	YTD 08 (%)	LTM (%)
Capital Goods	-4.0	3.6	17.0	17.2
Intermediate Goods	-3.9	-7.5	3.3	3.5
Consumer Goods	-4.9	-7.4	3.0	3.0
- Durable	-20.4	-22.1	7.3	7.5
- Semidurable/ non durable	-0.7	-2.8	1.7	1.7
General Industry	-5.2	-6.2	4.7	4.8

* series with seasonal adjustment

- *Food products and elaborated beverages for domestic consumption decreased by 2.8% (nov/08 / nov/07).*

Source : IBGE

Real Income x Processed Foods



100
95
90
85
80
75
70
65
60
280
260
240
220
200
180
160
140
120
100
264
87
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Real Income
Processed Foods

Milk

Balance - Fluid Milk					Ch(%)
Million tons	CAGR 2006-08 (%)	2006	2007	2008	08/07
Production	4.6	25,230	26,750	28,890	8.0
Exports	0.0	2.0	2.0	2.0	0.0
Imports	-12.6	15.0	10.0	10.0	0.0
Consumption	4.6	25,243	26,758	28,898	8.0

Milk - producer price (Brazil)



2006
2007
2008
0.900
0.750
0.600
0.450
0.300
0.59
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec

Source: USDA, CEPEA

02



Exports

World Meat Trade


Poultry
CAGR: 8.1%
Beef
CAGR: 3.7%
Pork
CAGR: 8.0%
Million tons
9.000
8.000
7.000
6.000
5.000
4.000
3.000
2.000
2000
2001
2002
2004
2005
2007

Source: USDA. Values for 2008 and 2009 are expected

World consumption of protein

	World consumption of protein (million tons)					world consumption growth (ch %)			
	1965	1985	1995	2000	2008	65-85	86-95	96-00	01-08
Chicken	1.9	20.2	38.9	52.6	71.4	7.3	8.1	6.2	3.9
Beef	23.0	44.2	48.7	53.3	58.3	2.3	3.3	1.8	1.1
Pork	18.2	55.1	76.5	85.2	96.4	4.7	1.6	2.2	1.6
Total	43.1	119.5	164.2	191.0	226.1	4.2	3.2	3.1	2.1

Source: FMI, USDA

World meat per capita consumption



(kg/person/year)
16
14
12
10
8
6
4
2
0
4.2
9.2
11.4
13.5
14.0
Chicken
Beef
Pork
1965
1985
1995
2000
2007

Source: USDA, World Bank

Meat Consumption - Tiers



First Level
Countries with meat consumption above 10 million tons/year
• 69.4% of world meat consumption
• 32.2% of world population
Per capita
Meat Consumption (million tons)
70
60
50
40
30
20
10
0
45.7 kg/year
77.5 kg/year
117.2 kg/year
87.6 kg/year
China
EU-27
United States
Brazil

Base: 2007

Source: USDA, World Bank

Meat Consumption - Tiers

Second Level

Countries with meat consumption above 5 million tons/year

- 9.4% of world meat consumption
- 5.7% of world population



per capita
Meat Consumption (million tons)
0
1
2
3
4
5
6
7
8
9
10
54.9 kg/year
Russia
Mexico
Japan

Base: 2007

Meat Consumption - Tiers

Third Level

Countries with meat consumption above 2 million tons/year

- 10.5% of world meat consumption
- 22.5% of world population



Per capita
Meat Consumption (million tons)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
3.6 kg/year
93.2 kg/year
26.5 kg/year
39.4 kg/year
Argentina
India
Canada
Vietnam
Korea, Republic of
Philippines
South Africa
Ukraine

Base: 2007

Meat Consumption- Tiers



Countries with meat consumption under 2 million tons/year
per capita
• 10.7% of world meat consumption
• 39.6% of world population
Meat Consumption (million tons)
25
20
15
10
5
0
9 kg/year
7.5 kg/year
Rest of the world
Africa

Base: 2007

World Trade/ Consumption Ratio



90
80
70
60
50
40
30
20
10
0
61,2
65,8
30,2
32,9
29,2
32,6
30,1
32,4
18,3
18,4
10,9
12,4
12,1
11,8
9,7
10,6
3,6
5,0
Restrictions/ Sanitary barriers and subsidies
Coffee
Orange juice
Sugar
Soy Complex
Cotton
Wheat
Beef
Corn
Poultry
Pork

Fonte: USDA

Brazilian Exports

THOUSAND TONS



7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
1,013
6,140
6,615
705
3.895
2.015
12%
43%
26%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008 *
2009*
8%
Beef
Poultry
Pork
29%

Brazilian Market Share

* Forecast

Aggregate Brazilian Market Share

Source: USDA - Oct/08

World Poultry (1) Panorama

THOUSAND TONS – "READY TO COOK" EQUIVALENT

PRODUCERS



USA
CHINA
BRAZIL
EU - 27
MEXICO
OTHERS
4.9%

EXPORTERS



BRAZIL
USA
EU - 27
THAILAND
CHINA
OTHERS
10.0%

CONSUMERS



USA
CHINA
EU - 27
BRAZIL
MEXICO
OTHERS
2.6%

IMPORTERS



RUSSIA
EU - 25
JAPAN
MEXICO
SAUDI ARABIA
OTHERS
0
500
1.000
1.500
2.000
2.500
3.000
3.500
4.000
4.500

- *2009 – Estimated*
- *2008 – Preliminary data*

Source: USDA - Dec/08

(1) Chicken, special poultry and turkey

World Pork Panorama

THOUSAND TONS – EQUIVALENT CARCASS



PRODUCERS
CHINA
EU- 27
USA
BRAZIL
RUSSIA
VIETNAM
OTHERS
3.4%
EXPORTERS
USA
EU- 27
CANADA
BRAZIL
CHINA
CHILE
OTHERS
4.4%
CONSUMERS
CHINA
EU- 27
USA
RUSSIA
JAPAN
BRAZIL
OTHERS
3.1%
IMPORTERS
JAPAN
RUSSIA
MEXICO
SOUTH KOREA
USA
HONG KONG
OTHERS

2009 – Estimated
2008 – Preliminary data

Source: USDA - Dec/09

03



Competitive Advantages Brazil

Areas by countries

Available areas for agriculture



Million hectares
400
350
300
250
200
150
100
50
0
USA
Russia
India
China
Canada
Mexico
France
pasture and non utilized areas
Agriculture

Source: FAO

Despite the low subsidies …

Producer Subsidy Estimates (% PSE)



70%
60%
50%
40%
30%
20%
10%
0%
65%
63%
62%
61%
31%
26%
23%
15%
15%
11%
8%
6%
6%
1%
Norway
Korea
Switzerland
Japan
EU
OCDE
Canada
Mexico
Russia
USA
China
Australia
Brazil
New Zealand

Note: The % PSE expresses the total producer subsidies as a percentage of the gross revenues of the producing unit, as measured by the total production value plus any producer support.
Source: OECD 2006. Numbers for Brazil, Russia and China are for 2005

Brazil has one of the lowest feed prices

Feed Price – US$ /100Kg (2006)



Source: FAO

Historical Prices - Brazil

CORN

CASCAVEL - PR

Ch. YTD. 2008 = 15.2%



30,00
26,00
22,00
18,00
14,00
10,00
R$ / Bag 60Kg
17,33
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2007
2008

SOYBEAN

PONTA GROSSA - PR

Ch. YTD. 2008 = 34.8%



60,00
50,00
40,00
30,00
20,00
R$ / Bag 60Kg
45,50
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Source: FNP Institute

Brazil:Forecast 2007/2008 to 2018/2019

Exports
MM Tons

	2007/8	2018/19	Change (%)
Corn	11,554	22,908	98.3
Soy	25,750	36,461	41.6
Orange Juice	2,136	2,797	30.9
Chicken	3,616	6,602	82.6
Beef	2,400	4,627	92.8
Pork	625	1,114	78.2
Sugar	21,000	32,637	55.4

Source: MAPA

04



THE COMPANY

Outlook 2009

Exports

- Adjustments in production { process optimization; inventories adjustment }
- Stable world meat consumption, probable growth in chicken
- Financial situation of global peers
- Declining international grain prices
- Meat prices adjustment (USD)
- Brazilian chicken meat exports: 5% growth

Domestic Market

- Defensive scenario for non durable goods (remarkably food)
- Balanced milk market
- Diversified portfolio
- New commercial model

Lower growth in volume and focus on profitability and capture of sinergies.

Strategy

- Consolidation of the businesses;
- Internationalization;
- Capture of synergies;
- Commercial model- go to market;
- Focus on value added;
- Portfolio diversification;
- Risk mitigation.

New Commercial Model

- Commercial structure segmented by sales channel;
- Structural flexibility to incorporate new lines of business;
- Rationalization of models to preserve regional strengths;
- Greater power due to increase of the portfolio;
- Capture of sales and deliveries synergies;
- Improvements in execution;
- Supplementary distribution helps smaller points of sales to grow.

Overview

Perdigão is the largest food company in Brazil ranking among the top players across all segments

Main Businesses and Market Leadership

- Value-added processed foods
- Margarines
- In natura
- Milk and Dairy

Production Assets

- 22 meat processing plants
- 14 processing plants of dairy products
- 1 processing plant of dairy in Argentina
- 1 margarines processing plant
- 3 meat processing plants in Europe

Products



Breakdown of net sales –YTD

THE MOST DIVESIFIED PRODUCTS PORTFOLIO

By Product



Others
3.4%
Poultry
31.0%
Pork/Beef
8.5%
Elaborated/
Frozen Products
12.5%
Specialty Meats
19.0%
Other
Processed
4.1%
Dairy Products
7.6%
Milk*
13.9%

By Market



Exports
44.4%
Domestic
Market
55.6%

Presence in 26 out of 28 Nielsen's categories of perishable products

* Includes powdered milk

Base: 09/30/08

Market Share (%)

Specialty Meats



Perdigao
Sadia
Aurora
Seara

CH. YTD Out/2008: (0.4%)

Frozen meats



Perdigao
Sadia
Seara

CH. YTD Sep/2008 : 2.9%

Pastas



Perdigao
Sadia

CH. YTD Sep/2008 : 20.7%

Chilled dairy products



14,0
17,0
16,5
6,5
4,7
4,6

CH. YTD Nov/2008: 3.5%

Pizzas



Perdigao
Sadia

CH. YTD Out/2008 : 4.4%

Margarines



Perdigao /
Unilever
Sadia
Bunge

CH. YTD Set/2008 : (1.4%)

2008 Highlights – 09/30/08

R$ million

HIGHLIGHTS	YTD 08	YTD 07	CH.
Gross Sales	9,585	5,513	74%
Domestic Market	5,826	3,172	84%
Exports	3,759	2,341	61%
Net Sales	8,335	4,711	77%
Gross Profit	1,847	1,317	40%
Gross Margin	22%	28%	-
EBIT	397	348	14%
Net Income	(856)	224	-
Adjusted Net income	128	224	(43%)
Net Margin	2%	5%	-
EBITDA	695	562	24%
EBITDA Mg	8%	12%	-

Debt

R$ million

Debt	09/30/2008			09/30/2007	
	CURRENT	NONCURRENT	TOTAL	TOTAL	%CH.
Local Currency	425	455	880	596	48
Foreign Currency	861	2.311	3.172	1.228	158
Gross Debt	1.286	2.766	4.052	1.824	122
Cash Investments					
Local Currency	508	0	508	577	(12)
Foreign Currency	496	30	526	174	202
Total Cash Investments	1.004	30	1.034	752	38
Net accounting Debt	281	2.736	3.017	1.072	181
Exchange Rate Exposure - US$ million			(687)	(270)	154

The impact of FX rate


Assets
Liabilities
GAP
Swap agreements (notional amounts) R$345 mi
Long Term Debt R$ 2,372
Short Term Debt R$ 861
Cash, cash equivalents and highly liquid investments R$ 528 mi
Others R$ 472 mi
Future dollar agreements R$ 383 mi
Swap R$ 882 mi
FX Exposure
Less than 3 months of exports US$ 687 mi

Assets and liabilities index in foreign currency

Competitors


EV(1Q04)*
TSN 10,582
HRL 4,177
SDA 1,072
EV(3Q08)*
TSN 7,430
PDA 5,492
SDA 4,139
HRL 4,126
(30%)
761%
286%
(1%)
EV/EBITDA
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08

*Million US$

Source: Bloomberg

For further information :
www.perdigão.com.br/ri